U.S. Energy Corp.
4,520,375 Shares of Common Stock

This prospectus covers the offer and sale of up to 4,520,375 shares of common stock ($0.01 par value): 2,913,582 shares which may be issued on conversion of outstanding debentures ($4,720,000 principal and interest) at $2.43 per share (with the number of shares multiplied by 150%) and up to 1,606,793 shares which may be issued on exercise of outstanding warrants at $3.63 per share (with the number of shares multiplied by 150%). The number of shares covered by this prospectus equals 150% of the shares issuable on debenture conversion and warrant exercise, to allow for possible downward adjustments in the conversion and exercise prices (which would result in an increased number of shares issued) pursuant to the anti-dilution provisions in the debentures and warrants. As of the date of this prospectus, we know of no events which would result in price adjustments. The 50% additional coverage for the anti-dilution provisions is only an estimate; more or fewer shares could be issued on application of the anti-dilution provisions (see “Description of Securities”).

In this prospectus, "selling shareholder" or "selling shareholders" refer to the seven investors who hold the debentures and warrants on 4,370,375 shares, and HPC Capital Management, a registered broker-dealer, which holds warrants on 150,000 shares (in both cases, allowing for an increase of 50% in the number of shares issuable if the conversion and exercise prices were to be adjusted down under the anti-dilution provisions). For information about the selling shareholders, and the transaction in which they acquired the debentures and warrants, see "Selling Shareholders."

In this prospectus, and the information incorporated by reference, "we," "company," and "USE" refer to U.S. Energy Corp. (and its subsidiaries unless otherwise specifically stated).

The selling shareholders may sell the shares from time to time in negotiated transactions, brokers' transactions or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution.” Although we will receive proceeds to the extent the warrants are exercised, we will not receive any proceeds from sale of the shares offered by the selling shareholders. None of the debentures or warrants have been converted or exercised at prospectus date.

USE is traded ("USEG") on the Nasdaq Small Cap Market ($4.41 on June 10, 2005).

An investment in the shares offered by this prospectus is speculative and subject to risk of loss. See "Risk Factors" beginning on page 9 and the table of contents on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 13, 2005

TABLE OF CONTENTS

Page No.

Summary Information	6

The Company	6

The Offering	9

Risk Factors	9

Risk Factors Involving the Company	9

Lack of established reserves for most of the coalbed methane properties
may slow down future exploration of these properties.	9

A return to low gas prices for Powder River
Basin production may hurt our business	10

We have a history of losses and limited capital	10

We are subject to certain kinds of risks
which are unique to the minerals business	10

Delays in obtaining permits for methane
wells could impair our business	11

The Company's poison pill could discourage
some advantageous transactions	11

Compliance with environmental regulations may be costly

Commodity price fluctuations may be
difficult to manage and could cause losses	12

Future equity transactions, including exercise of
options or warrants, could result in dilution	12

Terms of subsequent financings may adversely impact your investment	12

Risk Factors Involving This Offering	12

Registration for resale of additional shares may depress market prices	12

The sale of a substantial number of shares acquired by the holders through conversion of debentures and exercise of warrants could have an adverse impact
on the market price	13

The sale in the market of additional shares issuable to the holders of the convertible debentures and warrants (due to future application of the anti-dilution
provisions) could have an adverse impact on the market price	13

Representations About This Offering	13

Forward Looking Statements	13

Description of Securities	14

Use of Proceeds	19

Selling Shareholders	19

Plan of Distribution	21

Disclosure of Commission Position on Indemnification	23

Where to Find More Information About Us	23

Incorporation of Certain Information by Reference	24

Legal Matters	25

Experts	25

Summary Information

The following summarizes all material information found elsewhere in this prospectus and the information incorporated into it by reference. This summary is qualified by the more detailed information in this prospectus and the information incorporated by reference.

The Company

U.S. Energy Corp. ("USE" or the “company”) is a Wyoming corporation (formed in 1966) in the business of acquiring, exploring, developing, operating, and/or selling or leasing mineral properties. USE and Crested Corp. ("Crested") originally were independent companies, with two common affiliates (John L. Larsen and Max T. Evans; Mr. Evans died in February 2002). In 1980, USE and Crested formed a joint venture ("USECC") to do business together (unless one or the other elected not to pursue an individual project). From time to time, USE has funded many of Crested's obligations because Crested did not have the funds to pay its own obligations. Crested has paid a portion of this debt by issuing common stock to USE. At December 31, 2004, Crested owed $9,650,900 to USE.

Historically, our business strategy has been, and will continue to be, acquiring grass roots and/or developed mineral properties when commodity prices are low (such as they have been in natural gas, gold, uranium and molybdenum), then operating, selling, leasing or joint venturing the properties, or selling the companies we set up to hold and explore or develop the properties to other companies in the mineral sector when prices are moving upward.

Typically, projects initially are acquired, financed and operated by USE and Crested in their joint venture (see below). From time to time, some of the projects are then transferred to separate companies organized for that purpose, with the objective of raising capital from an outside source for further development and/or joint venturing with other companies. Examples of this corporate strategy are, for gold properties, Sutter Gold Mining Inc. (formerly Globemin Resources Inc., a publicly traded British Columbia company, which acquired Sutter Gold Mining Company, and then changed its name to Sutter Gold Mining Inc.); and Rocky Mountain Gas, Inc. for coalbed methane (“CBM”) gas. Additional subsidiaries may be organized in the future such as U.S. Uranium Ltd. for uranium and U.S. Moly Corp. for molybdenum. Initial ownership of these subsidiaries is by USE and Crested, with additional stock (plus options) held by their officers, directors and employees.

In 2002 and 2003, USE's primary business focus was in the CBM business conducted through its subsidiary Rocky Mountain Gas, Inc. ("RMG"). In 2004 and into 2005, commodity prices for the minerals in all our properties (and for molybdenum, the property that we expect to receive back from Phelps Dodge Corporation) increased significantly. Accordingly, in 2004 and continuing into 2005, our business activity has been expanding to include the gold, uranium and molybdenum properties.

Principal executive offices of USE and Crested are located in the Glen L. Larsen building at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271. RMG has a field office in Gillette, Wyoming. Sutter Gold Mining Inc. has an office in Sutter Creek, California.

Capital Activities in 2004 and First Quarter 2005.
USE
$350,000 Equity - 2004. In the first quarter 2004, we obtained $350,000 of equity funding from an accredited investor (100,000 shares of USE common stock, three year warrants to purchase 50,000 shares of USE common stock, at $3.00 per share; and five year warrants to purchase 200,000 shares at $3.00 per share).

$3,000,000 Loan - 2004. In the third quarter 2004, we borrowed $3,000,000 from Geddes and Company of Phoenix, Arizona. The loan matures on July 30, 2006, bears 10% annual interest, and is secured principally by RMG's CBM properties in the Castle Rock prospect and 4,000,000 shares of RMG stock held by USE. The loan may be prepaid in cash without penalty, but the lender at any time may convert loan principal to RMG common stock at $3.00 per share on the first $1,500,000 converted; and at $3.25, $3.50 and $3.75 per share for each additional $500,000 converted. In connection with the loan, RMG issued to the lender five year warrants to buy 600,000 shares of common stock of RMG: $3.00 per share for 300,000 shares; and $3.25, $3.50 and $3.75 per share for 100,000 shares at each price.

$4,720,000 Loan - First Quarter 2005. On February 9, 2005, we borrowed $4,000,000 from seven accredited investors, issuing $4,720,000 face amount of debentures (including three years of annual interest at 6%). Net proceeds to USE were $3,700,000 after paying a commission and lenders' legal costs.

The debentures are convertible to shares of common stock. Warrants to purchase common stock were issued to the investors and to HPC Capital Management, a registered broker-dealer. Resale of the shares underlying the debentures and the warrants are covered by this prospectus. See “Description of Securities.”

RMG
Preferred Stock - 2004. In the first quarter 2004, RMG raised $1,800,000 of equity financing from the sale of shares of Series A Preferred Stock in RMG, and warrants to purchase shares of common stock of USE, to institutional investors. Proceeds were used to pay part of the Hi-Pro acquisition price, and for RMG working capital. As of March 3, 2005, all Series A Preferred Stock including dividends has been converted to and paid with USE common stock (894,299 shares), and all warrants have been exercised (150,000 shares of USE common stock).

Purchase of the Hi-Pro Production, LLC ("Hi-Pro") Properties. In 2004, RMG organized a wholly-owned subsidiary RMG I, LLC for the purchase of producing and non-producing CBM properties (the "Hi-Pro properties) near Gillette, Wyoming. RMG and USE participated in raising equity capital and mezzanine financing for this transaction.

Agreement for Acquisition of RMG by Enterra Energy Trust. As of April 11, RMG entered into a binding agreement with Enterra Energy Trust ("Enterra," a Calgary, Alberta trust whose units are listed on the Toronto Stock Exchange and Nasdaq), for the acquisition of RMG by Enterra for approximately $6.0 million in units of Enterra and $14 million of exchangeable shares of Enterra Energy Corp., the administrator of Enterra. If the acquisition is closed, the initial units will be tradable on the Toronto Stock Exchange, and twelve months thereafter the exchangeable shares will be exchanged for Enterra units. Enterra would acquire RMG including approximately $3.49 million owed by RMG to its lenders. Closing of this transaction is subject to approval of the RMG shareholders, satisfactory conclusion of due diligence by Enterra, and obtaining regulatory and stock exchange approvals. RMG’s minority equity interest in Pinnacle Gas Resources, Inc. will not be acquired by Enterra, however, Enterra will be entitled to be paid up to (but not more than) $2,000,000 if proceeds from a future disposition of the minority equity interest in Pinnacle exceed $10,000,000.

Sutter Gold Mining Inc.

In 2004, Sutter Gold Mining Company, a majority-owned subsidiary with gold properties in California, was acquired by Globemin Resources Inc., a British Columbia corporation which is traded on the TSX Venture Exchange (“TSX-V) under its new name, Sutter Gold Mining Inc. A total of Cdn $1,061,800 of equity capital has been raised to continue exploration work on the properties.

Molybdenum

In February 2005, the United States District Court in Colorado issued an order authorizing Phelps Dodge to return mining claims at Mt. Emmons (near Crested Butte, Colorado) to USE and Crested, including a water treatment plant and the responsibility for operating it. The mining claims contain a world class molybdenum deposit. In 2005, USE and Crested expect to receive back from Phelps Dodge Corporation the patented and unpatented mining claims containing the molybdenum deposit. There are no current plans to put these properties into production but various strategies are being evaluated, including putting the property into production, or selling or leasing the property to (or joint venturing the property with) other entities. These strategies will require resolution of significant permitting issues and substantial amounts of capital. In 2005, we expect to transfer the properties to a new subsidiary, U.S. Moly Corp.

Uranium

In December 2004, USE and Crested agreed to sell a 50% interest in the Sheep Mountain (Wyoming) uranium properties to Bell Coast Capital Corp., now named Uranium Power Corp ("UPC"), a British Columbia company trading on the TSX Venture Exchange, for $4,050,000 and 4,000,000 shares of UPC common stock payable by installments through December 2007. The parties entered into a Mining Venture Agreement on April 11, 2005 to form a joint venture for the Sheep Mountain property and other properties to be acquired, with UPC expected to provide additional initial funding of up to $10,000,000 for up to 20 different projects. The parties each have a 50% participating interest in the joint venture; USE and Crested (doing business as the USECC Joint Venture) is the manager of the joint venture.

Plateau Resources Limited (a wholly-owned subsidiary of USE) agreed in December 2004 to lease uranium properties now controlled or owned (and to be acquired) by a third party in reasonable proximity to Plateau’s Shootaring Canyon Mill ("Shootaring Mill") in southeastern Utah. The purpose of this agreement is to obtain uranium properties for future mining to supply the Shootaring Mill, which we plan to put into production.

In 2005, we expect to transfer the uranium claims, and Plateau Resources Limited to a new subsidiary, U.S. Uranium Ltd. We have filed a request with the State of Utah for an operational license to reopen and operate the Shootaring Mill.

The Offering

Securities Outstanding	16,358,137 shares of common stock outstanding at April 7, 2005, $0.01 par value.

Securities To Be Outstanding
20,878,512 shares of common stock, assuming all debentures are converted and all warrants are exercised, in both cases assuming the anti-dilution provisions of the debentures and warrants are triggered to result in the full amount of 4,520,375 shares being issued on conversion and exercise. If the anti-dilution provisions are not triggered, 3,013,582 shares would be issued on conversion and exercise, which would result in 19,371,719 shares outstanding. See “Description of Securities” and “Selling Shareholders.”

Securities Offered	4,520,375 shares of common stock owned or to be owned by the selling shareholders, assuming the anti-dilution provisions of the debentures and warrants are triggered. See “Description of Securities.”

Use of Proceeds
We will not receive any proceeds from sale of shares by the selling shareholders, but we will receive up to $3,888,438 in proceeds if the warrants are exercised (assuming no adjustments for anti-dilutive events), which proceeds will be used by the company for working capital.

Plan of Distribution
The offering is made by the selling shareholders named in this prospectus, to the extent they sell shares. Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices. See "Plan of Distribution."

Risk Factors	An investment is subject to risk. See "Risk Factors."

Risk Factors

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information in this prospectus (including the information incorporated by reference) before investing.

Risk Factors Involving the Company

Lack of established reserves for most of the coalbed methane properties may slow down further exploration of these properties. We have proved reserves only in the Hi - Pro field. No reserves have been established for the other properties, because we have not drilled and tested enough wells on the properties to determine if we have economic reserves of coalbed methane in place. For some properties, we will have to establish at least some reserve parameters before gas transmission companies will build gas lines to our properties, and construction of lines will depend also on then-current and projected market prices for gas. If we have the necessary capital, we may elect to build our own lines over to existing transmission lines near our properties in the Powder River Basin of Wyoming and Montana. We can't sell production until the lines and associated gathering lines and compression stations are constructed.

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Due to permitting delays in Montana, we may not realize production from these Montana properties until mid-2006, or later. Other Wyoming properties could be in production in 2006, but production might be delayed due to low market prices for gas. Low market prices could delay gas purchasers from building the necessary lines to move gas from our properties to the major gas transmission lines.

These factors may make it difficult to raise the amount of capital needed to further explore the coalbed methane production potential in our properties in a rapid manner. Therefore, we may have to seek to raise capital. In the meantime, we have only limited working capital. As of April 11, 2005, RMG entered into a binding agreement with Enterra Energy Trust (“Enterra”) for Enterra to acquire RMG. If Enterra acquires RMG, we will continue to hold a passive interest in a public oil and gas company (Enterra) and will hold a minority interest in Pinnacle Gas Resources, Inc. (a private company), but we will not be operating in the oil and gas industry.

A return to low gas prices for Powder River Basin production may hurt our business. In 2004 and the first quarter of 2005, the CIG price (at which most Powder River Basin gas production is sold) was approximately 19% and 25% less than the national gas price. Although this negative price differential (due to continuing transmission line constraints in the Powder River Basin) has lessened compared to prior years (approximately 35% in 2003), these lower-than-national prices negatively impact our production revenues. There is no guarantee that increased pipeline capacity planned or under construction will eliminate the negative price differential or even significantly reduce it. A return to sustained low gas prices nationwide, which would be amplified by the negative price differential in Wyoming, would impair our ability to raise capital for RMG and reduce revenues from current and future production.

We have a history of losses from operations and limited capital. At December 31, 2004, we had a working capital deficit of $(636,500) and an accumulated deficit of $49,321,700. At March 31, 2005, working capital was $3,026,500 (an increase compared to December 31, 2004 due primarily to receipt in the first quarter of funds from issuance of convertible debentures and exercise of previously-outstanding warrants). Our current level of operations, including general and administrative overhead, mineral operations (holding costs and a limited amount of exploration and development for non-CBM properties), and costs to comply with lease and permitting obligations for the coalbed properties, are estimated to cost approximately $3,000,000 for 2005. If RMG is acquired by Enterra, our working capital would be increased sufficiently to cover general and administrative overhead and property holding costs well into 2006. Even if the Enterra transaction is not consummated, working capital on hand at March 31, 2005 could sustain operations into 2006. However, regardless of whether the Enterra transaction is consummated, any significant expansion of exploration and development work on RMG’s properties and/or the resumption of substantive activities on the gold, uranium and molybdenum properties we hold, will require substantially more capital than presently available.

Consistent with our business strategy, we will seek to raise capital in the subsidiary companies or enlist joint venture industry partners for exploration and development of mineral properties. However, no financing arrangements presently are in place for these purposes and we have not signed joint venture agreements with any industry partners.

We are subject to certain kinds of risk which are unique to the minerals business. The exploration for and production of minerals is highly speculative and involves risks different from and in some instances greater than risks encountered by companies in other industries. Many exploration programs do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality. Also, the mere discovery of promising mineralization may not warrant production, because the minerals (including methane gas) may be difficult or impossible to extract (produce) on a profitable basis.

Profitability of any mining and production we may conduct will involve a number of factors, including, but not limited to: The ability to obtain all required permits; costs of bringing the property into production; the construction of adequate production facilities; the availability and costs of financing; keeping ongoing costs of production at economic levels, and market prices for the metals or hydrocarbons to be produced staying above production costs. Our properties, or properties we might acquire in the future, may not contain deposits of minerals or coalbed methane gas that will be profitable to produce.

In addition, all forms of mineral (and oil and gas and coalbed methane) exploration and production require permits to have been issued by various federal and state agencies. See below.

Delays in obtaining permits for methane wells could impair our business. Drilling and producing coalbed methane wells requires obtaining permits from various governmental agencies. The ease of obtaining the necessary permits depends on the type of mineral ownership and the state in which the property is located. Intermittent delays in the permitting process can reasonably be expected throughout the development of any property. We may shift our exploration and development strategy as needed to accommodate the permitting process. As with all governmental permit processes, permits may not be issued in a timely fashion or in a form consistent with our plan of operations.

The Company's poison pill could discourage some advantageous transactions. We have adopted a shareholder rights plan, also known as a poison pill (see "Description of Securities"). The plan is designed to discourage a takeover of the company at an unfair low price. However, it is possible that the board of directors and the takeover acquiror would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price was at a significant premium to market prices. Therefore, as a result of the mere existence of the plan, shareholders would not receive the premium price.

Compliance with environmental regulations may be costly. Our business (mostly coalbed methane, but now expanding into uranium, gold and possibly molybdenum) is intensely regulated by government agencies. Permits are required to drill and pump methane wells, explore for minerals, operate mines, build and operate processing plants, and handle and store waste. The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues. If the economics of a project would not justify the changes, we might have to abandon the project.

The company must comply with numerous environmental regulations on a continuous basis, to comply with the United States Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), and the Comprehensive Environmental Response Compensation Liability Act ("CERCLA"). For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities. Additional monitoring and reporting is required by the United States Nuclear Regulatory Commission for uranium mills even if not currently operating (like the company's uranium mill at Ticaboo, Utah). The Abandoned Mine Reclamation Act in Wyoming and similar laws in other states where we have properties impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes.

Failure to comply with these regulations could result in substantial fines and environmental remediation orders. For information on the company's bonding requirements to date, see note K to the audited financial statements in the Form 10-K for the seven months ended December 31, 2002.

Commodity price fluctuations may be difficult to manage and could cause losses. Gas, gold, uranium and molybdenum prices can be volatile. Sharp swings in market prices make budgeting and operations more difficult. Sustained lower prices can result in impairment of the financial value of the mineral property purchased as well as the facilities built to process the material (such as mills or gas compression stations). Hedging activities, if available for the commodity, can protect against price swings but may result in locking a company into a lower than market price over time.

Future equity transactions, including exercise of options or warrants, could result in dilution. From time to time, the company sells restricted stock and warrants, and convertible debt, to investors in private placements conducted by broker-dealers, or in negotiated transactions. Because the stock is restricted, the stock is sold at a greater discount to market prices compared to a public stock offering, and the exercise price of the warrants sometimes is at or even lower than market prices. These transactions cause dilution to existing shareholders. Also, from time to time, options are issued to employees and third parties, with exercise prices equal to market. Exercise of in-the-money options and warrants will result in dilution to existing shareholders; the amount of dilution will depend on the spread between market and exercise price, and the number of shares involved. The company will continue to grant options to employees with exercise prices equal to market price at the grant date, and in the future may sell restricted stock and warrants, all of which may result in dilution to existing shareholders.

For example, the selling shareholders who hold the debentures have the right to convert their debentures at a set price of $2.43 per share, and all of the selling shareholders can exercise their warrants at $3.63 per share, regardless of market price. Depending on market price at the time, these conversions and/or exercises could result in dilution to current shareholders.

Terms of subsequent financings may adversely impact your investment. We may have to raise equity, debt or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. For example, if we issue secured debt, the creditors would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Debt service would increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from sale of common stock, institutional or other investors may negotiate terms at least and possibly more favorable than the terms of this offering. Shares of common stock which we sell could be sold into the market, which could adversely affect market price. See "Risk Factor Involving This Offering" below.

Risk Factors Involving This Offering

Registration for resale of additional shares may depress market prices. From time to time, we have funded operations by selling restricted securities of subsidiary companies for their operations, then later reacquired those securities by exchange for shares and warrants of USE. For example, in January 2002, we issued 1,423,460 restricted shares of common stock in exchange for restricted shares of Rocky Mountain Gas, Inc. and in conversion of preferred stock of USE, for which the exchanging shareholders, and the holder of the preferred stock, originally had invested $5,309,000. The shares of common stock of USE were issued based on the market price of $3.92 per share on December 5, 2001, and the original investment amount for RMG and preferred stock, plus $270,959 of interest owed three of the investors. Resale of these restricted securities, and a substantial number of additional restricted securities (including shares issuable on exercise of warrants and options) is covered by a registration statement on Form S-1, declared effective by the SEC on June 21, 2004 (SEC file number 333-115477).

From time to time, we may sell more restricted shares in subsidiary companies which are convertible to shares of the company, or sell restricted shares in the company (or derivatives, like debt convertible to shares in the company) to raise capital. Registration for resale of such additional shares of could adversely affect market prices for investors who buy shares in this offering.

The sale of a substantial number of shares acquired by the holders through conversion of debentures and exercise of warrants could have an adverse impact on the market price. The debentures are convertible at a price of $2.43 per share, and the warrants are exercisable at $3.63 per share. We can’t predict if, when, or the extent to which the debentures and warrants may be converted, exercised, or the acquired shares sold. However, you should anticipate that, given the low conversion price relative to the market price of the stock at the date of this prospectus, the debenture holders will convert and sell at least some of their debentures, and that a rise in market price may lead to increased conversion (and to warrant exercise) and sale of that stock. A substantial amount of selling from the holders could adversely impact the market price for the company’s stock.

The sale in the market of additional shares issuable to the holders of the convertible debentures and warrants (due to future application of the anti-dilution provisions) could have an adverse impact on the market price. This prospectus covers the offer and sale of 150% of the shares of common stock now issuable on conversion of the debentures and exercise of the warrants held by the selling shareholders. However, the debentures and warrants have anti-dilution provisions to adjust the conversion and exercise prices, and the number of shares issuable on conversion and exercise. If these provisions are triggered and the resulting shares are sold, the market price for our stock could be adversely impacted. See “Description of Securities.”

Representations About This Offering

We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell nor does it seek an offer to buy the shares in any jurisdiction where this offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus (or any supplement), regardless of when it is delivered or when any shares are sold.

Forward Looking Statements

We make statements in this prospectus which are considered to be "forward looking" statements. All statements (other than statements of historical fact) about financial and business strategy and the performance objectives of management are forward_looking statements. These forward_looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to them. These statements involve risks that are both known and unknown, including unexpected economic and market factors, failure to accurately forecast operating and capital expenditures and capital needs (due to rising costs and/or different drilling and production conditions in the field), changes in timing or conditions for getting regulatory approvals to explore mineral properties and put them into production, and other business factors. The use of the words "anticipate," "believe," "estimate," "expect," "may," "will," "should," "continue," "intend" and similar words or phrases, are intended by us to identify forward looking statements (also known as "cautionary statements" because you should be cautious in evaluating such statements in the context of all the information in this prospectus and the information incorporated by reference into this prospectus). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen, may turn out much different, and our assumptions may prove to have been inaccurate or incomplete.

The investment risks discussed under "Risk Factors" specifically address all of the material risk factors that may influence future operating results and financial performance. Those investment risks are not "boiler plate" but are intended to tell you about the uncertainties and risks inherent in our business at the present time which you need to evaluate before making your investment decision.

In addition, you should note that this prospectus incorporates information about the company which has been, and in the future will be, contained in reports filed with the SEC. See "Incorporation of Certain Information by Reference." Those reports will identify forward looking statements and specify the risks to which those forward looking statements are subject. You should read the reports carefully.

Description of Securities

Common Stock. We are authorized by our articles of incorporation to issue an unlimited number of shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value.

Shares of common stock may be issued for such consideration and on such terms as determined by the board of directors, without shareholder approval. Holders are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. There are no restrictions on payment of cash dividends. Cash dividends have not been declared on the common stock, although a 1 for 10 stock dividend was declared in November 1990. It is anticipated that future earnings would be reinvested into operations and not declared as dividends on the common stock. All holders of shares of common stock have equal voting rights, and the shares of common stock sold in this offering will have the same rights. Holders of shares of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors. Cumulation means multiplying the number of shares held, by the number of nominees to the board of directors, then voting the product among the nominees as desired. Directors are elected by a plurality of the votes cast.

Shares of common stock sold in this offering are fully-paid and nonassessable shares of U.S. Energy Corp.

Pursuant to our articles of incorporation and as permitted by Wyoming law, shares of common stock held by our subsidiaries may be voted by such subsidiaries as determined by the board of directors of each, in elections of directors and other matters brought before shareholders.

In September 2001, the company adopted a shareholder rights plan ("poison pill") and filed the plan with the Securities and Exchange Commission as an exhibit to Form 8-A. The following three paragraphs briefly state principal features of the plan, which are qualified by reference to the complete plan, which is incorporated by reference into this prospectus.

Under the plan, the holder of each share of common stock has the right to purchase (when the rights become exercisable) from the company one-one thousandth (1/1,000th) of one (1) share of Series P preferred stock at a price of $200.00 for each one-one thousandth (1/1,000th) share of such preferred stock. The purpose of the plan is to deter an unfairly low priced hostile takeover of the company, by encouraging a hostile party to negotiate a fair offer with the board of directors and thus eliminate the poison pill.

The rights trade with the common stock and aren't separable therefrom; no separate certificate for the rights is issued unless and until there is a hostile takeover attempted, after which time separate and tradable rights certificates would be issued.

The rights are not exercisable and never can be unless and until a hostile (not negotiated with the board) takeover of the company is initiated with the objective of acquiring 15% of the company's voting stock. If before the takeover is launched the hostile party comes to agreement with the board of directors about price and terms and makes a "qualified offer" to buy the stock of the company, then the board of directors may redeem (buy back) the rights for $0.01 each. But, if such a "qualified offer" isn't agreed upon, then the rights are exercisable for preferred stock, which in turn would enable the holder to convert the preferred stock into voting common stock of the company at a price equal to one-half the market price.

Preferred Stock. Shares of preferred stock may be issued by the board of directors with such dividend, liquidation, voting and conversion features as may be determined by the board of directors without shareholder approval. In June 2000, we established a Series A Convertible Preferred Stock, for which 1,000 shares of preferred stock were reserved for sale at $10,000 per share. In 2001, 200 shares were issued, and converted to shares of common stock in 2002. No shares of preferred stock are outstanding as of the date of this prospectus.

Warrants and Options; Convertible Debt and Warrants Covered by this Prospectus; and Options Held by Employees and Directors.

Warrants and Options, and Debt Convertible to Shares of RMG. As of the date of this prospectus, warrants and options (to persons or entities other than employees, officers or directors of the company) are issued and outstanding to purchase a total of 2,454,953 shares of common stock, and $3,000,000 of outstanding principal, plus interest, on a loan from Geddes and Company is convertible to shares of common stock of Rocky Mountain Gas, Inc.

Convertible Debentures and Warrants Covered by this Prospectus.

- Convertible Debentures. The debentures are unsecured; the face amount of the debentures are payable every six months from February 4, 2005, in five installments of 20%, in cash or in restricted common stock of the company. We may pay this amortization payment in cash, or (assuming all Equity Conditions are met, this prospectus is current, our stock is trading, and the debentures are not in default) in stock at the lower of $2.43 per share (the “set price”) or 90% of the volume weighted average price of the company’s stock for the 90 trading days prior to the repayment date. The set price was determined on the formula of 90% of the volume weighted average price of the stock over the 90 trading days prior to February 4, 2005. The set price would be adjusted down if the company sells shares of common stock, or securities convertible into or exercisable for shares of common stock, at a price less than $2.43. The debentures provide, however, that issuance of shares on exercise of current or future options under the company’s stock option plans, or shares on conversion of derivative securities or exercise of options or warrants outstanding on the date of this prospectus (assuming they are not amended to increase the number of securities issuable thereunder), will not trigger the anti-dilution provisions of the debentures. The debentures are convertible to restricted common stock of the company at the set price.

- Debenture Anti-Dilution Provisions. The number of shares issuable on conversion of the debentures, and the conversion price, both are subject to adjustment for certain events. These provisions are in addition to the adjustments which would be made if stock is sold (or securities are sold which are convertible into or exercisable for common stock) at a price less than $2.43, as described above.

•
For stock splits, etc. If we were to pay a dividend in common stock, forward or reverse split the outstanding shares of common stock, or issue any capital stock in a reclassification of common stock, then the holders of the debentures will be entitled to convert into an increased number of shares of common stock because the conversion price will be lower. For example, if the company were to declare a forward 3 for 2 stock split (using the 16,373,630 shares outstanding at May 15, 2005), there would be 24,560,445 shares outstanding, resulting in a decrease of the conversion price from the current $2.43 down to $1.62 (determined by multiplying $2.43 by 0.667 (16,373,630 divided by 24,560,445)). The number of shares issuable on conversion therefore would increase from the 1,942,387 shares presently issuable, to 2,913,582 shares. That resulting number of shares (2,913,582) would be the same as the number of shares underlying the debentures which is covered by this prospectus (i.e., the underlying shares multiplied by 150%).

If we declared a forward 2 for 1 stock split, the conversion price would be decreased to $1.215, and the number of shares underlying the debentures would be increased to 3,884,774. In that event, we would have to file a separate registration statement to cover resale of the additional 971,194 shares which would not be covered by this prospectus (this registration statement covers 2,913,580 conversion shares, which is 150% of the number of shares presently issuable on conversion of the debentures).

•
If we issue stock at a price less than $2.43 (or issue warrants or options at an exercise price less than $2.43, or issue debt convertible at a per share price less than $2.43), then the conversion price of the debentures held by the selling shareholders will be reduced down to a price equal to the price for the new shares (or the exercise price or conversion price of new warrants, options, or convertible debt). Excluded from this provision would be the issuance of shares under the company’s stock option plans, and existing warrants and convertible debt. These exclusions are defined as “Exempt Issuances” in the Article I of the Securities Purchase Agreement (filed as an exhibit to the registration statement which includes this prospectus); that definition is incorporated into the debentures held by the selling shareholders.

If the conversion price were to be lowered as a result of the anti-dilution mechanism, existing shareholders would incur dilution. For example, if the conversion price were lowered to $1.20, a total of 3,933,333 shares would be issuable on conversion of the debentures, and we would have to file a separate registration statement to cover resale of the additional 1,019,753 shares which would not be covered by this prospectus (this registration statement covers 2,913,580 conversion shares, which is 150% of the number of shares presently issuable on conversion of the debentures).

For further information on the anti-dilution provisions, please see section 4(c) of the form of debenture (filed as an exhibit to the registration statement which includes this prospectus).

At any time with 10 trading days notice, we have the right to redeem some or all of the outstanding debentures in cash in an amount equal to 120% of the face amount of the debentures until February 4, 2006; 115% from February 5, 2006 to February 4, 2007; and 110% from February 5, 2007 until maturity. The holders may convert the debentures to stock even if the company should seek to redeem in cash.

If at any time, after the date of this prospectus, subject to the equity conditions being met, our stock trades at more than 150% of the set price for 20 consecutive trading days, we may deliver a notice to the holders causing such holders to convert the balance of the face amount of the debentures at the set price.

In the event of default, the investors may require payment equal to the greater of (i) 130% of the Principal Amount or (ii) the Principal Amount divided by the conversion price multiplied by the VWAP (the VWAP being the greater of the date that payment is demanded or otherwise paid in full) .

In addition, in connection with our sale of the debentures, we agreed with the holders that the company would not sell any further common stock or securities convertible into common stock for a period of 90 days after the date of this prospectus. We also agreed to give the holders of the debentures the right to participate in any future financing we do, so long as the debentures remain outstanding. The preceding is a summary of the principal terms of the debentures. The form of debenture is filed as an exhibit to the registration statement which includes this prospectus.

- Warrants. The selling shareholders hold warrants (expiring February 4, 2008), to purchase 1,071,195 shares of restricted common stock, at $3.63 per share (equal to 110% of the Nasdaq closing price on February 3, 2005). This prospectus covers resale of 1,606,793 shares; the additional 535,598 shares (an increase of 50%) would be issuable if the exercise price were to be adjusted down under the anti-dilution provisions of the warrants, or if the company declared a forward stock split. However, this ‘additional 535,598 shares’ which would be issuable is only an estimate; the actual number of shares which would be issued will depend on the results of applying the anti-dilution provisions in the warrants, and more (or fewer) shares could be issued (see below).

The exercise price would be adjusted down if the company sells shares of common stock, or securities convertible into or exercisable for shares of common stock, at a price less than $3.63. The warrants provide, however, that issuance of shares on exercise of current or future options under the company’s stock option plans, or shares on conversion of derivative securities or exercise of options or warrants outstanding on the date of this prospectus (assuming they are not amended to increase the number of securities issuable thereunder), will not trigger the anti-dilution provisions of the warrants. The number of shares underlying the warrants presently equals 50% of the shares issuable on full conversion of the debentures at the set price (as if the debentures had been so converted on February 4, 2005). The warrants include a warrant to purchase 100,000 shares (150,000 to allow for possible adjustments to the exercise price), at the same exercise price and for the same term as the warrants issued to the investors, issued to HPC Capital Management (a registered broker-dealer) as compensation (in addition to a 7% cash commission) for its services in connection with the transaction.

If in any period of 20 consecutive trading days (while this prospectus is current and provided that all Equity Conditions are met) , the company’s stock price exceeds 200% of the warrants’ exercise price, on each of the trading days, all of the warrants will expire on the 30th day after we send a call notice to the warrant holders. The investor has the opportunity to exercise at any time during this period.

- Warrant Anti-Dilution Provisions. The number of shares issuable on exercise of the warrants, and the exercise price, both are subject to adjustment for certain events. These provisions are in addition to the adjustments which would be made if stock is sold (or securities are sold which are convertible into or exercisable for common stock) at a price less than $3.63, as described above.

•
For stock splits, etc. If we were to pay a dividend in common stock, forward or reverse split the outstanding shares of common stock, or issue any capital stock in a reclassification of common stock, then the holders of the warrants will be entitled to purchase (a) an increased number of shares of common stock, (b) at a different exercise price. For example, if the company were to declare a forward 3 for 2 stock split (using the 16,373,630 shares outstanding at May 15, 2005), there would be 24,560,445 shares outstanding, and the number of shares underlying the warrants would be increased to 1,606,793. The exercise price would be changed from the current $3.63 to $2.41 (determined by multiplying $3.63 by the original number of warrant shares (1,071,195) and dividing the product ($3,888,438) by the increased number of warrant shares (1,606,793) underlying the warrants. That resulting number of shares (1,606,793) would be the same as the number of shares underlying the warrants which is covered by this prospectus (i.e., the underlying shares multiplied by 150%).

If we declared a forward 2 for 1 stock split, the number of shares underlying the warrants would be increased to 2,142,390 and the exercise price would be reduced to $1.81.

If we issue stock at a price less than $3.63 (or issue warrants or options at an exercise price less than $3.63, or issue debt convertible at a per share price less than $3.63), then the exercise price of the warrants held by the selling shareholders will be reduced down to a price equal to the price for the new shares (or the exercise price or conversion price of new warrants, options, or convertible debt). Excluded from this provision would be the issuance of shares under the company’s stock option plans, and existing warrants and convertible debt. These exclusions are defined as “Exempt Issuances” in the Article I of the Securities Purchase Agreement (filed as an exhibit to the registration statement of which this prospectus forms a part), and the definition is incorporated into the warrants held by the selling shareholders. The effect of a lower exercise price on the warrants held by the selling shareholders would not be dilutive to existing shareholders in terms of the number of shares and percentages they represent in ownership of the company, but there might be dilution in the net tangible book value per share of the company as compared to such value if the exercise price were not lowered.
There is a one percent threshold on adjustments to the warrants’ exercise price (no adjustment shall be made in an amount of less than one percent of the exercise in effect at the time such an adjustment otherwise would be required to be made), but a lesser adjustment which would have been made will be carried over and used at the time of and with subsequent adjustment of less than one percent. For further information on the anti-dilution provisions, please see section 11 of the form of warrant (filed as an exhibit to the registration statement which includes this prospectus).

- Additional Registration of Issuable Shares Due to Anti-Dilution Provisions in the Debentures and Warrants. If by operation of the anti-dilution provisions, the holders of the warrants and debentures at any time become entitled to acquire more than 7,910,656 shares (175% of the shares covered by this prospectus), the company will file another registration statement to cover public resale of the additional shares.

Options. The company has granted options to employees, officers and directors to purchase shares at exercise prices from $2.00 to $3.90 per share. At April 19, 2005, a total of 3,915,715 shares may be issued upon exercise of these options. These options have an average life of 6.2 years.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares by the selling shareholders pursuant to this prospectus, but we will receive up to $3,888,438 in proceeds from the exercise of all of the warrants, which will be used by the company for working capital.

Selling Shareholders

This prospectus covers the offer and sale by the selling shareholders of up to 4,520,375 shares of common stock owned or to be owned on conversion of debentures and exercise of warrants. The footnotes to the table below give information about such shares. All shares will be issued as restricted securities as that term is defined in rule 144 of the Securities and Exchange Commission under the Securities Act of 1933, and will remain restricted unless and until such shares are sold pursuant to this prospectus, or otherwise are sold in compliance with rule 144 or the restriction is removed in accordance with rule 144(k).

None of the selling shareholders are affiliates of the company or any subsidiary of the company.

On February 9, 2005, we borrowed $4,000,000 from seven accredited investors, issuing $4,720,000 face amount of debentures (including three years of annual interest at 6%). Net proceeds to the company were $3,700,000 after paying a commission and lenders' legal costs. The debentures are convertible to shares of common stock. Warrants to purchase common stock were issued to the investors and to HPC Capital Management, a registered broker-dealer.

The selling shareholders may offer their shares for sale on a continuous basis pursuant to rule 415 under the 1933 Act.

The following information has been provided to us by the selling shareholders. All numbers of shares, and percentage ownership, are stated on a pro forma basis as of April 19, 2005, assuming issuance of 4,520,375 shares upon conversion of all debentures and exercise of all warrants held by the selling shareholders.

There are 16,358,137 shares issued and outstanding as of April 19, 2005; on a pro forma basis as of that date, there would be 20,878,512 shares of common stock, assuming all debentures are converted and all warrants are exercised, in both cases assuming the anti-dilution provisions of the debentures and warrants had been triggered at that date to result in the full amount of 4,520,375 shares being issued on conversion and exercise. The anti-dilution provisions could result in more, or fewer, shares being issued - see “Description of Securities” above. Percentage ownership in the table assumes conversion and exercise only for the named selling shareholder. If the anti-dilution provisions are not triggered, 3,013,582 shares would be issued on conversion and exercise, which would result in 19,371,719 shares outstanding on a pro forma basis at April 19, 2005. Additional shares issuable on exercise of other options and warrants held by persons who are not selling shareholders, are not included in the preceding pro forma calculations.

The number of shares which a selling shareholder can own at any time cannot exceed 4.99% of the total outstanding shares of the company, including shares issuable on a notice of debenture conversion and/or notice of warrant exercise, but excluding the unconverted and unexercised portions of the debentures and warrants then held by the selling shareholder. Accordingly, the number of shares registered for resale in the table below may exceed the number of shares which a selling shareholder may beneficially own at any one time.

		Shares
	Shares of	of Common Stock	Percent Owned
Name and Address	Common Stock	Registered	Prior to	After
of Beneficial Owner	Owned(1)	For Sale	Offering	Offering(2)

JGB Capital L.P.	1,638,890	1,638,890	10.1%	*
660 Madison Ave., 21st Fl.
New York, New York 10021

Palisades Master Fund L.P.	1,442,223	1,442,223	8.9%	*
200 Mansell Court East
Suite 550A
Roswell, Georgia 30076

Crescent International Ltd.	742,964	742,964	4.6%	*
C/o Green Light (Switzerland) S.A.
84 Av. Louis-Casai
CH 1216 Cointrin
Geneva, Switzerland

AJW Offshore Ltd.	240,271	240,271	1.5%	*
C/o The NIR Group
1044 Northern Blvd., Suite 302
Roslyn, New York 11576

AJW Qualified Partners L.L.C.	207,593	207,593	1.3%	*
c/o The NIR Group
1044 Northern Blvd., Suite 302
Roslyn, New York 11576

AJW Partners L.L.C.	87,408	87,408	*	*
c/o The NIR Group
1044 Northern Blvd., Suite 302
Roslyn, New York 11576

New Millenium Capital	10,926	10,926	*	*
Partners II, L.L.C.
c/o The NIR Group
1044 Northern Blvd., Suite 302
Roslyn, New York 11576

HPC Capital Management	150,000	150,000	*	*
200 Mansell Court East
Suite 550
Roswell, Georgia 30076

* Less than 1%.

(1)	For all selling shareholders except HPC Capital Management, 66.7% of the shares are issuable on conversion of debentures, and 33.3% of the shares are issuable on exercise of warrants.
(2)	Equals shares issuable on exercise of warrants held by HPC Capital Management.
(3)	Assumes all shares registered for resale under this prospectus are sold by the selling shareholder.

The shares owned or to be owned by the selling shareholders are registered under rule 415 of the general rules and regulations of the Securities and Exchange Commission, concerning delayed and continuous offers and sales of securities. In regard to the offer and sale of such shares, we have made certain undertakings in Part II of the registration statement of which this prospectus is part, by which, in general, we have committed to keep this prospectus current during any period in which the selling shareholders make offers to sell the covered securities pursuant to rule 415.

Plan of Distribution

The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

*	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

*	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

*	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

*	an exchange distribution in accordance with the rules of the applicable exchange;

*	privately negotiated transactions;

*	settlement of short sales entered into after the date of this prospectus;

*	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

*	a combination of any such methods of sale;

*	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

*	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the selling shareholder, from the selling shareholder) in amounts to be negotiated. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

-

In connection with the sale of our common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The company is required to pay certain fees and expenses incurred by the company incident to the registration of the shares. The company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the 1933 Act is against public policy, and therefore is unenforceable. See below.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus at or prior to the time of the sale, as required by law.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our articles of incorporation and bylaws provide that we shall indemnify directors provided that the indemnification shall not eliminate or limit the liability of a director for breach of the director's duty or loyalty to the corporation or its stockholders, or for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law.

Wyoming law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if these directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise (for example, in connection with the sale of securities), we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Securities Act, and will be governed by the final adjudication of such issue.

Where to Find More Information About Us

We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 under the 1933 Act with respect to the shares offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain certain information contained in part II of the registration statement or filed as exhibits to the registration statement. We refer you to the registration statement and exhibits which may be inspected and copied at the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. The registration statement and exhibits also are available for viewing at and downloading from the EDGAR location within the Commission's internet website (www.sec.gov).

Incorporation of Certain Information by Reference
Our common stock is registered with the Commission under section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). Under the 1934 Act, we file with the Commission periodic reports on Forms 10-K, 10-Q and 8-K, and proxy statements, and our officers and directors file reports of stock ownership on Forms 3, 4 and 5. These filings may be viewed and downloaded from the Commission's internet website (http://www.sec.gov) at the EDGAR location, and also may be inspected and copied at the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1.800.SEC.0330.

All of the information contained in the following documents filed with the Commission is incorporated by reference into this prospectus:

•	Form 10-K for twelve months ended December 31, 2004 (filed April 15, 2004).
•	Proxy Statement for June 2004 Annual Shareholders Meeting (filed May 4, 2004);
•	Form 10-Q for three months ended March 31, 2005 (Filed May 18, 2005)
•	Forms 8-K:
•
Letter of intent for acquisition of Rocky Mountain Gas, Inc. by Enterra Energy Trust; and remand by the United States 10th Circuit Court of Appeals of the United States District Court decision in the litigation between the company and Nukem, Inc. (et al) for further determinations by the arbitration panel (filed February 28, 2005).

•	Mining Venture Agreement with Uranium Power Corp. (filed April 13, 2005)
•	Pre-Acquisition Agreement with Enterra Energy Trust (filed April 13, 2005)
•	Amendment to Pre-Acquisition Agreement with Enterra Energy Trust (filed May 24, 2005)
•	Application to the State of Utah for permits and license to reopen the Shootaring Canyon uranium mill in southeastern Utah (filed March 21, 2005).

•	Closing the Pre-Acquisition Agreement - Enterra Energy Trust acquires Rocky Mountain Gas, Inc. (filed June 7, 2005).

•	Form 8-A (filed September 20, 2001) registering the preferred stock purchase rights (in connection with the shareholder rights plan).

The SEC file number for all of these filings is 000-6814.

All of the information which will be contained in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, and Reports on Form 8-K, and any other filings we make pursuant to sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, all after the date of this prospectus, also are incorporated by reference into this prospectus as of the dates when such documents are filed with the Commission.

We will provide to you copies of any or all of the information in these documents, and any exhibits to them, without charge, upon request addressed to U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501, attention Daniel P. Svilar, Secretary. You also may request these documents by telephone: 1.307.856.9271. Our internet address is www.usnrg.com. Except for reports filed by officers and directors under section 16(a) of the 1934 Act, our 1934 Act filings are not directly available through our internet address (website), but you can access those filings through the link to Nasdaq at our internet address (website) or at sec.gov.

Legal Matters

The validity of the issuance of the shares offered has been passed upon by The Law Office of Stephen E. Rounds, Denver, Colorado.

Experts

Our consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for the twelve months ended December 31, 2004, have been audited by Epstein Weber & Conover, PLC, Scottsdale, Arizona, and are included along with the audit report of Epstein Weber & Conover, PLC in the Annual Report on Form 10-K for the twelve months ended December 31, 2004, in reliance upon the authority of such firm as experts in accounting and auditing.

Our consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2003, the seven months ended December 31, 2002, and the (former) fiscal year ended May 31, 2002, and Schedule II, incorporated by reference in this prospectus and registration statement, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto and are incorporated by reference, in reliance upon the authority of such firm as experts in accounting and auditing.

The combined statements of revenue and direct operating expenses of certain acquired property interests (the assets acquired from Hi-Pro Production, LLC) for the years ended December 31, 2003, 2002 and 2001, incorporated by reference in this prospectus and registration statement, have been audited by Grant Thornton LLP, independent registered public accountants as indicated in their reports with respect thereto and are incorporated by reference, in reliance upon the authority of such firm as experts in accounting and auditing.

4,520,375 Shares Common Stock

U.S. Energy Corp.

___________________
PROSPECTUS
____________________

June 13, 2005

No dealer, salesman or other person is authorized to give any information or make any information or make any representations not contained in the prospectus with respect to the offering made hereby. This prospectus does not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the information set forth herein or in the business of our company since the date hereof.